UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated October 28, 2022

Item 1

RELEVANT INFORMATION

Bogotá, October 28, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), informs that the Extraordinary Shareholders Meeting held today adopted the following decisions:

1.	To approve, pursuant to the Aval Financial Conglomerate Conflicts of Interest Policy, the credit request submitted by Esadinco S.A., a company controlled by Dr. Luis Carlos Sarmiento Angulo. The Board of Directors will define the specific terms for the loan.

2.	Regarding the Conflicts of Interest disclosed by some of the administrators pursuant to numeral 7 of article 23 of the law 222 of 1995:

•	To dismiss the following members of the Board of Directors Maria Lorena Gutiérrez Botero, Álvaro Velásquez Cock, Fabio Castellanos Ordóñez, Miguel Largacha Martínez and Esther América Paz Montoya, and the following alternate members of the Board of Directors Carlos Eduardo Upegui Cuartas, Juan Camilo Ángel Mejía, Ana María Cuéllar de Jaramillo, Luis Fernando López Roca, César Prado Villegas and Germán Villamil Pardo to evaluate and decide on the approval of the credit request to the company Esadinco S.A.

•	Not to dismiss Mrss. Luis Carlos Sarmiento Angulo, President and member of the Board of Directors of Grupo Aval, Alejandro Figueroa, member of the Board of Directors of Grupo Aval and President of Banco de Bogotá, Mauricio Cárdenas Müller, member of the Board of Directors of Grupo Aval and Legal Representative of the company Sadinsa S.A., who is in turn Legal Representative of Esadinco S.A., and Luis Carlos Sarmiento Gutiérrez, President and Legal Representative of Grupo Aval, from their conflicts. These administrators must refrain from participating in the evaluation and decision that will study and consider the requested loan by Esadinco S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel